MAIL STOP 3561

March 7, 2007

Mr. Godfrey Chin Tong Hui
Chief Executive Officer
Network CN Inc.
21/F, Chinachem Century Tower
178 Gloucester Road,
Wanchai, Hong Kong, China

> **Re:** **Network CN Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **File No. 000-30264**

Dear Mr. Hui:

    We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies

cc: Scott Kline, Crone Rozynko LLP